[redacted]

14041467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
AUG 29 2014
WASH. DC
20

SEC FILE NUMBER
8-24191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2013 (MM/DD/YY) **AND ENDING** 6/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JKR & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Highway, Suite 202
(No. and Street)

Laguna Beach, California 92651
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4/14

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JKR & Company Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres.

Title

Notary Public

U. TED GIESEN
COMM. # 1910768
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. OCT 28, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JKR & COMPANY INC.

Financial Report
And
Report of Independent Registered Public Accounting Firm

June 30, 2014

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

JKR & COMPANY INC.

Financial Report
And
Report of Independent Registered
Public Accounting Firm

June 30, 2014

ACKNOWLEDGMENT

State of California
County of ORANGE)

On AUGUST 27, 2014 before me, U. TED GIESEN, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared J. KEMP RICHARDSON,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Seal)

U. TED GIESEN
COMM. # 1910768
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. OCT 28, 2014

JKR & COMPANY INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of JKR & Company Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by JKR & Company Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2014, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 14, 2014

JKR & COMPANY INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2014

Total revenue	$1,410,901
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(149,621)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(433,446)
Net gain from securities in investment accounts	(122,556)
40% of margin interest earned on customers securities accounts	(802)
SIPC net operating revenues	$ 704,476
General assessment @ .0025	$ 1,761
Less payment	
January 29, 2014	(802)
Balance due	$ 959

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

JKR & Company Inc.:

We have reviewed management's statements included in the accompanying letter dated August 27, 2014, in which (1) JKR & Company Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 27, 2014

J.K.R. & CO. INC.

Broker / Dealer • Investment Counselor

1540 S. COAST HWY., STE. 202
LAGUNA BEACH, CA 92651
Phone (949) 497-4825
(800) 205-8559

August 29, 2014

JKR & Company, Inc.
Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

I, J Kemp Richardson, make the following assertions on behalf of JKR & Company, Inc. to the best of my knowledge and belief:

JKR & Company, Inc. claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)]. Definition: *(k)(2)(ii) Exemption –Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.*

Our firm is an introducing broker dealer who clears most all of our securities transactions through Pershing, LLC which carries the accounts of our customers and maintains and preserves such books and records pursuant to the requirement of 17 CFR § 240.17a-3 and § 240.17a-4. Our agreement and arrangements have been in place Pershing, LLC and continuous since 1983.

Our firm also maintains contractual relationships with several recognized mutual fund and insurance companies who hold our customer funds outside the Pershing, LLC relationship. Those fund companies carry the customer accounts and maintain and preserve books and records pertaining thereto pursuant to the same requirements of 17 CFR § 240.17a-3 and § 240.17a-4.

With respect to any and all customer funds/checks that we are presented, all the checks are payable to either Pershing, LLC or the respective mutual fund or insurance company,

not JKR & Company, Inc. or any entity or person; and we send those checks directly to the respective company.

We do not accept/receive customer stock certificates under any circumstance and we do not prepare or provide any kind of statements to or for our customers.

Further, we have engaged continuously, since June 2003, the certified auditing firm of Boros and Farrington, 11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128 as our PCAOB qualified firm to prepare each year's financial audit including this year's June 30, 2014 audit that will be filed by the end of this month.

JKR & Company, Inc. met the exemption requirements to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the year ended June 30, 2014, without exception.

Thank you for your consideration.

Sincerely,

J. Kemp Richardson

J. Kemp Richardson, President

cc: SEC, Los Angeles
Boros and Farrington
FINRA, Los Angeles

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Board of Directors
JKR & Company Inc.

We have audited the accompanying statement of financial condition of JKR & Company Inc. (the "Company") as of June 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 14, 2014

JKR & COMPANY INC.

Statement of Financial Condition

June 30, 2014

ASSETS

Cash and cash equivalents	$ 24,840
Marketable securities, at fair market value	568,562
Deposits with clearing firm	59,790
Fixed assets, less accumulated depreciation of $60,904	22,103
	$675,295

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 45,975
Due to clearing firm	3,533
Income taxes payable	4,191
Deferred income taxes	55,631
Note payable	15,984
Total liabilities	125,314
Stockholder's equity	
Common stock, 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Additional paid-in capital	314,003
Retained earnings	220,978
Total stockholder's equity	549,981
	$675,295

See notes to financial statements.

JKR & COMPANY INC.

Statement of Income

Year Ended June 30, 2014

Revenues	
Commissions	$1,197,924
Net investment income	122,556
Management fees	70,066
Interest	9,199
Other income	11,156
Total revenues	1,410,901
Expenses	
Commissions and floor brokerage	996,195
Compensation and benefits	138,305
Occupancy	23,201
Travel and entertainment	25,245
Depreciation	14,701
Outside services	43,316
Communications	8,496
Interest	687
Other	17,130
Total expenses	1,267,276
Income before income tax expense	143,625
Less income tax expense	72,156
Net income	$ 71,469

See notes to financial statements.

JKR & COMPANY INC.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2014

	Common Stock		*Additional Paid-in*	*Retained*	
	Shares	***Amount***	***Capital***	***Earnings***	***Total***
Balance, beginning of year	2,000	$15,000	$314,003	$ 149,509	$478,512
Net income	-	-	-	71,469	71,469
Balance, end of year	2,000	$15,000	$314,003	$220,978	$549,981

See notes to financial statements.

JKR & COMPANY INC.

Statement of Cash Flows

Year Ended June 30, 2014

Cash flows from operating activities	
Net income	$ 71,469
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	14,701
Net investment income	(122,556)
Deferred income taxes	55,631
Changes in operating assets and liabilities	
Deposits with clearing firm	3,091
Accounts payable and accrued liabilities	(9,486)
Income taxes payable	(2,975)
Net cash from operating activities	9,875
Cash flows from investing activities	
Capital expenditures	(1,758)
Securities owned	12,899
Net cash from investing activities	11,141
Cash flows from financing activities	
Payment of note payable	(8,138)
Net increase in cash and cash equivalents	12,878
Cash and cash equivalents	
Beginning of year	11,962
End of year	$ 24,840
Supplemental disclosure of cash flow information	
Interest paid	$ 687
Taxes paid	$ 19,500

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2014 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2014.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2014:

	Level 1	*Level 2*	*Level3*	*Total*
June 30, 2014				
Money market funds	$ 74,553	$ -	$ -	$ 74,553
U.S. Treasury securities	35,001			35,001
Mutual funds	29,925			29,925
Equity securities	429,083	-	-	429,083
	$568,562	$ -	$ -	$568,562

3. NOTE PAYABLE

The Company has a note payable in monthly installments of $575 including interest at 3% per annum plus a final payment of $12,280 at the maturity date of December 6, 2015. The Company has elected to accelerate payments on this note.

4. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

Computed "expected" federal income tax expense	$ 48,833
State income tax, net of federal benefit	8,618
Recognition of deferred taxes and tax rate changes	14,705
Income tax expense	$ 72,156

At June 30, 2014, the Company had net deferred tax assets and liabilities as follows:

Unrealized investment income	$ 50,106
Accelerated depreciation	5,525
Deferred taxes payable	$ 55,631

5. RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2014, the Company paid rent expense of $18,000 under this agreement.

6. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the trust are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company made contributions of $24,000 for fiscal 2014.

7. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2014 was 0.28 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2014, the Company had net capital of $453,902 which was $353,902 in excess of the amount required by the SEC.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

9. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2014, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through August 14, 2014 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

JKR & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2014

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$549,981	$638,104	$(88,123)
Less non-allowable assets			
Petty cash	(100)	(100)	-
Furniture and equipment	(22,103)	(27,100)	4,997
Net capital before charges on security positions	527,778	610,904	(83,126)
Less charges on security positions			
Undue concentration	(938)	-	(938)
Marketable securities	(72,938)	(68,852)	(4,086)
Net capital	$453,902	$542,052	$(88,150)
Aggregate indebtedness from statement of financial condition	$125,314	$ 45,248	$ 80,066
Ratio of aggregate indebtedness to net capital	0.28	0.08	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to charges on security positions, accounts payable and accrued liabilities, income taxes payable, and fixed assets.

JKR & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2014; and a reconciliation to that calculation is not included herein.

JKR & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.